Incorporation number:  343318

AURIZON MINES LTD.
(the "Company")

EFFECTIVE
DATE OF
ARTICLES May 10, 2012

The Company has as its articles the following articles.

ARTICLES

1.	Interpretation	2
2.	Shares and Share Certificates	2
3.	Issue of Shares	4
4.	Share Registers	5
5.	Share Transfers	5
6.	Transmission of Shares	7
7.	Purchase of Shares	7
8.	Borrowing Powers	8
9.	Alterations	8
10.	Meetings of Shareholders	10
11.	Proceedings at Meetings of Shareholders	12
12.	Votes of Shareholders	16
13.	Directors	20
14.	Election and Removal of Directors	21
15.	Alternate Directors	23
16.	Powers and Duties of Directors	25
17.	Interests of Directors and Officers	25
18.	Proceedings of Directors	27
19.	Executive and Other Committees	29
20.	Officers	31
21.	Indemnification	31
22.	Dividends	33
23.	Accounting Records and Auditors	34
24.	Notices	35
25.	Seal	37
26.	Special Rights and Restrictions Attached to Preferred Shares	38
27.	Special Rights and Restrictions Attached to Series "A" Convertible Preferred Shares	39
28.	Special Rights and Restrictions Attached to Series "B" Convertible Preferred Shares	44

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1.           INTERPRETATION

1.1           Definitions

In these Articles, unless the context otherwise requires:

(1)	"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)
"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)
"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	"legal personal representative" means the personal or other legal representative of a shareholder;

(5)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6)	"seal" means the seal of the Company, if any.

1.2           Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.             SHARES AND SHARE CERTIFICATES

2.1           Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2           Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

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2.3           Shareholder Entitled to Certificate or Acknowledgment or Written Notice

Unless the shares of which a shareholder is the registered owner are uncertificated shares, each shareholder is entitled, on request and at the shareholder’s option, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.  Within a reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice containing the information required by the Business Corporations Act.

2.4           Delivery by Mail

Any share certificate, non-transferable written acknowledgment of a shareholder's right to obtain a share certificate or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.

2.5           Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6           Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the requirements of the Business Corporations Act are satisfied and the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7           Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

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2.8           Certificate Fee

There must be paid as a fee to the Company for the issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9           Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.             ISSUE OF SHARES

3.1           Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2           Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3           Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4           Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

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(b)	property;

(c)	money; and

(2)	the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5           Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.             SHARE REGISTERS

4.1           Central Securities Register and Any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2           Closing Register

The Company must not at any time close its central securities register.

5.             SHARE TRANSFERS

5.1           Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	a duly signed instrument of transfer in respect of the share;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3)	if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(4)
such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

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For the purpose of this Article, delivery or surrender to the transfer agent or registrar which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2           Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved from time to time by the directors or the transfer agent or registrar for the class or series of share to be transferred.

5.3           Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4           Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificate(s) or set out in the written acknowledgments deposited with the instrument of transfer or, if the shares are uncertificated shares, then all of the uncertificated shares registered in the name of the shareholder:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5           Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

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5.6           Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.           TRANSMISSION OF SHARES

6.1           Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or, in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of the shareholder, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2           Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.  This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7.           PURCHASE OF SHARES

7.1           Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2           Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3           Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to any special rights and restrictions attached to such class of shares, determine the manner in which the shares to be redeemed shall be selected.

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7.4           Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.           BORROWING POWERS

8.1           Powers of Company

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2           Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.           ALTERATIONS

9.1           Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

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(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)
change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)	alter the identifying name of any of its shares; and

(2)	by ordinary resolution otherwise alter its shares or authorized share structure;

(3)	unless the Business Corporations Act or these Articles otherwise provide, any action to be taken by resolution of the shareholders may be taken by ordinary resolution;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2           Special Rights and Restrictions

Subject to the Business Corporations Act and Article 26, the Company may:

(1)
by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)	by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued,

and alter its Notice of Articles and Articles accordingly.

9.3           Change of Name

The Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors' resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

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9.4           Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)
by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10.           MEETINGS OF SHAREHOLDERS

10.1         Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2         Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3         Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4         Location of Meetings of Shareholders

A meeting of the Company may be held:

(1)	in the Province of British Columbia;

(2)	at another location outside British Columbia if that location is:

(a)	approved by resolution of the directors before the meeting is held; or

(b)	approved in writing by the Registrar of Companies before the meeting is held.

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10.5           Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days; or

(2)	otherwise, 10 days.

10.6           Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)           if and for so long as the Company is a public company, 21 days; or

(2)           otherwise, 10 days.

10.7	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days; or

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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10.9         Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.10       Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)	state the general nature of the special business; and

(2)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice ; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.           PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1         Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

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(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2         Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3         Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders present or represented by proxy.  If there is only one shareholder who is the sole shareholder of the Company, the quorum is one person present and being or representing by proxy, such shareholder.

11.4         Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxyholder entitled to vote at the meeting.

11.5         Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6         Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

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(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7         Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8         Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9         Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if  none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10      Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11      Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12      Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

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11.13      Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14      Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15      Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, does not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16    Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.17      Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18      Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

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11.19      Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20      No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21      Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22      Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.           VOTES OF SHAREHOLDERS

12.1         Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2         Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3        Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

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(1)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)
if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4         Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5         Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)
at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	by the chair of the meeting at the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.  Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6         Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

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12.7         Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.  If such a shareholder shall appoint more than one proxyholder for the same meeting he shall specify the number of shares each proxy holder shall be entitled to vote.

12.8         Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9         Deposit of Proxy

A proxy for a meeting of shareholders must be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10      Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)
at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given or has been taken.

12.11      Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

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[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.12      Revocation of Proxy

Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is received:

(1)
at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.13      Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14      Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

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13.           DIRECTORS

13.1	Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3         Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4         Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5         Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

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13.6         Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7         Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8         Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.           ELECTION AND REMOVAL OF DIRECTORS

14.1         Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)
those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2         Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

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14.3           Failure to Elect or Appoint Directors

If:

(1)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4         Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5         Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6         Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7         Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

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14.8         Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9        Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10      Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11      Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.           ALTERNATE DIRECTORS

15.1         Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

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15.2        Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3        Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)
will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(4)
has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4         Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5         Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6         Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7         Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

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(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director in accordance with Article 15.6.

15.8         Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.  Save as expressly otherwise provided in these Articles, an alternate director shall not have the power to act as a director.

16.           POWERS AND DUTIES OF DIRECTORS

16.1         Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2         Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.           INTERESTS OF DIRECTORS AND OFFICERS

17.1         Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2         Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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17.3         Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4         Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5         Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6         No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7         Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8         Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

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18.           PROCEEDINGS OF DIRECTORS

18.1         Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2         Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting shall have a second or casting vote.

 18.3        Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3)	any other director or officer chosen by the directors if:

(a)	neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president is willing to chair the meeting; or

(c)	the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4         Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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18.5         Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6         Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7         When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8         Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9         Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.  Attendance of a director or alternate director at a meeting of directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10      Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

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18.11      Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12      Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)
in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or if not so stated on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.           EXECUTIVE AND OTHER COMMITTEES

19.1         Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers subject to such restrictions as may be prescribed in such resolutions, and, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2           Appointment and Powers of Other Committees

The directors may, by resolution:

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(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3         Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4         Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5         Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

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(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting shall have a second or casting vote.

20.           OFFICERS

20.1         Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2         Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3         Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4         Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.           INDEMNIFICATION

21.1	Definitions

In this Article 21:

(1)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

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(2)
"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	"expenses" has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Eligible Parties

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act.  Without limiting the generality of the foregoing and subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

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(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.           DIVIDENDS

22.1         Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2         Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3         No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4         Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5         Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6         Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)
determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

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22.7         When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8         Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9         Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10      Dividend Bears No Interest

No dividend bears interest against the Company.

22.11      Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12       Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13      Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	ACCOUNTING RECORDS AND AUDITORS

23.1         Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

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23.2         Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3         Remuneration of Auditors

The directors may set the remuneration of the auditors.  If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

24.           NOTICES

24.1         Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder's registered address;

(b)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder's registered address;

(b)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(5)	physical delivery to the intended recipient.

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24.2         Deemed Receipt

A notice, statement, report or other record that is:

(1)
mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed.

24.3         Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4         Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5         Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)
if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

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24.6         Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.           SEAL

25.1         Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2         Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3         Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

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26.           SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PREFERRED SHARES

26.1	Preferred Shares

The rights, privileges, restrictions and conditions attaching to the preferred shares without par value ("Preferred Shares") as a class are as follows:

(1)
Preferred Shares may at any time or from time to time be issued in one or more series.  Subject to the following provisions, the directors may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

(2)
Subject to the provisions relating to any particular series, the Company may at any time redeem the whole or from time to time any part of the Preferred Shares of any one or more series outstanding at such price as may be applicable to such series by giving at least 30 days' prior notice in writing to each person who at the date of giving such notice is a shareholder holding Preferred Shares to be redeemed of the intention of the Company to redeem such shares.  Such notice shall be given by posting the same in a postage paid letter addressed to each such holder of Preferred Shares to be redeemed at the last address of such holder as it appears on the books of the Company or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Company provided that the accidental failure or omission to give such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption of the Preferred Shares to be redeemed.  Such notice shall set out the redemption price and the date on which the redemption is to take place and, unless all the Preferred Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of shares to be redeemed.  On or after the date specified for redemption, the Company shall pay or cause to be paid to the holders of the Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Company or at any other place or places within Canada designated by such notice, of the certificate or certificates for Preferred Shares called for redemption.  Such payment shall be made by cheque payable at par at any branch in Canada of the Company's bankers.  Preferred Shares in respect of which the redemption price has been paid as aforesaid shall thereupon be redeemed.  In case a part only of the Preferred Shares of any particular series is at any time to be redeemed, the shares to be redeemed shall be selected by lot in such manner as the board shall determine.  If a part only of such Preferred Shares represented by such certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Company.  From and after the date specified for redemption in any such notice, the holders of the Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the redemption price therefor, unless payment of the redemption price shall not be made by the Company upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected.  At any time after the mailing of notice of its intention to redeem any Preferred Shares as aforesaid the Company shall have the right to deposit the redemption price of any or all Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of such special account or accounts in trust for the respective holders of such shares, to be paid to them respectively without interest upon surrender to any such bank or trust company of the certificate or certificates representing the same.  Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares in respect whereof such deposit shall have been made shall be and be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against surrender of the said certificates held by them respectively.  Any interest allowed on any such deposit shall belong to the Company.

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(3)
In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, shareholders holding Preferred Shares shall be entitled to receive from the assets of the Company an amount equal to, in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, the quotient obtained when the amount of the stated capital account for the Preferred Shares at such time is divided by the number of Preferred Shares then outstanding or, in the case of any liquidation, dissolution, winding-up or other distribution which is voluntary, such quotient plus the premium on redemption, if any, applicable at the date thereof together, in either case, with any declared and unpaid dividend and any cumulative and unpaid dividend accrued thereon (which shall for such purpose be treated as accruing to the date of distribution), before any amount shall be paid or any assets of the Company distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares.  Upon payment to the holders of the Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Company.

27.	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SERIES "A" CONVERTIBLE PREFERRED SHARES

27.1         Designation

The first series of Preferred Shares of the Company shall consist of 8,050,000 Preferred Shares, which shares shall be designated as Series "A" Convertible Preferred Shares and which, in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

27.2         Dividends

The Series "A" Convertible Preferred Shares shall rank equally with the Common Shares or any other shares with respect to the payment of dividends.

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27.3         Redemption

Notwithstanding the provisions of Article 26.1(2), the Series "A" Convertible Preferred Shares are not redeemable by the Company.

27.4         Purchase for Cancellation

Subject to applicable law and to the provisions of this Article the Company may at any time purchase all or from to time purchase any part of the then issued and outstanding Series "A" Convertible Preferred Shares for cancellation by any manner whatsoever at the lowest price or prices at which, in the opinion of the directors, such Series "A" Convertible Preferred Shares are obtainable; where, in response to any invitation for tenders, two or more shareholders submit tenders at the same price and such tenders are accepted by the Company as to part only of the shares offered, the Company shall accept part of the shares offered in each such tendered in proportion as nearly as may be as to the total of the number of shares offered in each such tender.

27.5         Conversion Rights

Subject to all applicable law and to the provisions of this Article the holder of one or more Series "A" Convertible Preferred Shares shall have the right, at his option at any time on and after the ninety-first day following the date of issue thereof, to convert such Series "A" Convertible Preferred Shares into fully paid and non-assessable Common Shares (as such Common Shares are constituted as at the date of issue of the Series "A" Convertible Preferred Shares) on the basis of one (1) Common Share for each Series "A" Convertible Preferred Share converted.

27.6         Exercise of Conversion Rights

(1)
The conversion rights provided for in Article 27.5 may be exercised by notice in writing given to any transfer agent of the Company for the Series "A" Convertible Preferred Shares accompanied by the certificate or certificates representing Series "A" Convertible Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion; such notice shall be duly signed by the persons or person registered on the books of the Company as the holder of Series "A" Convertible Preferred Shares in respect of which such right is being exercised or their duly authorized attorney and shall specify the number of Series "A" Convertible Preferred Shares which the holder desires to have converted; upon the said transfer agent receiving such notice, the Company shall issue certificates for Common Shares at the rate hereinbefore provided and in accordance with the provisions hereof to the registered holder of the Series "A" Convertible Preferred Shares represented by the certificate or certificates accompanying such notice, or in such name or names as such registered holders may direct in writing (either in the said notice or otherwise) provided that such registered holder shall pay the required fees for any applicable transfer. If less than all the Series "A" Convertible Preferred Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Series "A" Convertible Preferred Shares comprised in the certificate or certificates surrendered as aforesaid which are not converted;

(2)
The registered holders of any Series "A" Convertible Preferred Shares at the close of business on the record date for any dividend payable on such shares shall be entitled to such dividend notwithstanding that such shares are converted into Common Shares after such record date and before the payment date of such dividend and the registered holders of the Common Shares resulting from such conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends payable to holders of Common Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date; subject as aforesaid, upon the conversion of any Series "A" Convertible Preferred Shares there shall be no payment or adjustment by the Company or by any holder of Series "A" Convertible Preferred Shares on account of any dividends either on the Series "A" Convertible Preferred Shares so converted or on the Common Shares resulting from such conversion;

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(3)
Subject as hereinafter provided in this sub-clause (3), the right of a holder of Series "A" Convertible Preferred Shares to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of Series "A" Convertible Preferred Shares so converted (or any person or persons in whose name or names any Series "A" Convertible Preferred Shares shall have directed certificates representing Common Shares to be issued as provided in sub-clause (1) hereof) shall be deemed to have become holders of Common Shares of record of the Company for all purposes, on the respective dates of surrender of certificates representing the Series "A" Convertible Preferred Shares to be converted accompanied by notice in writing as provided in sub-clause (1) hereof, notwithstanding any delay in the delivery of certificates representing the Common Shares into which such Series "A" Convertible Preferred Shares have been converted;

(4)

(a)
In the event of any subdivision and/or reclassification and/or change of the Common Shares at any time while any of the Series "A" Convertible Preferred Shares are outstanding into a greater number and/or a different class or classes of shares, the holder of any Series "A" Convertible Preferred Shares exercising the conversion right attaching thereto at any time after such subdivision and/or reclassification and/or change shall be entitled to such additional number and/or different class or classes of shares as would have resulted from such subdivision and/or reclassification and/or change as if the right of conversion had been exercised prior to the date of such subdivision and/or reclassification and/or change;

(b)
In the event of any consolidation and/or reclassification and/or change of the Common Shares at any time while any of the Series "A" Convertible Preferred Shares are outstanding into a lesser number and/or different class or classes of shares, the holder of any Series "A" Convertible Preferred Shares exercising the conversion right attaching thereto at any time after such consolidation and/or reclassification and/or change shall be entitled to such lesser number and/or different class or classes of shares as would have resulted from such consolidation and/or reclassification and/or change as if the right of conversion had been exercised prior to the date of such consolidation and/or reclassification and/or change;

(c)
If the holder of any Series "A" Convertible Preferred Shares shall exercise the conversion right attaching thereto at any time after the payment by the Company of any dividend on the Common Shares payable in Common Shares of the Company or a dividend on the Common Shares payable at the option of the holders thereof either in Common Shares of the Company or in cash, such holder shall be entitled to the number of Common Shares which he would have been entitled to on the exercise of such right of conversion of such Series "A" Convertible Preferred Shares if such dividend had not been paid and, in addition, to such additional number of shares as would have been payable on the Common Shares which would have resulted from the exercise of such right of conversion if they had been outstanding on the record date for the payment of such dividend and if such holder had exercised any such option so as to be entitled to shares and not to cash;

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(d)
If any question shall at any time arise with respect to adjustments of the conversion right as aforesaid, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding upon the Company and all transfer agents and all shareholders of the Company.

(5)
All shares resulting from any conversion of Series "A" Convertible Preferred Shares into Common Shares shall be fully paid and non-assessable; nothing herein contained shall affect or restrict the right of the Company to increase the number of its Common Shares in accordance with the provisions of the Company Act and to issue such shares from time to time.

27.7         Automatic Conversion

(1)
The Series "A" Convertible Preferred Shares shall be deemed to have been automatically converted into fully paid and non-assessable Common Shares (as such Common Shares are constituted as at the date of issue of the Series "A" Convertible Preferred Shares) on the basis of one (1) Common Share for each Series "A" Convertible Preferred Share converted upon the earlier of:

(a)	November 16, 1995; and

(b)
the last day of the first period of thirty (30) consecutive trading days during which the Common Shares traded on any of the TSX Venture Exchange or the Toronto Stock Exchange (or, if the Common Shares are not listed thereon, on such stock exchange or on any of such stock exchanges as the Company may then be listed or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market) at or above $4.75 per share (or, during which the closing bid price for the Common Shares, if no shares were actually traded, was $4.75 per share or higher). For the purposes of this Article 27.7(1)(b), the highest daily price of the Common Shares on any such stock exchange or on the over-the-counter market, as the case may be, for any day during the thirty (30) consecutive trading day period shall be deemed to be the trading price for that day. Provided that in the event of any subdivision, consolidation, reclassification or change in the Common Shares (any of such events being called a "Share Reorganization"), the trading price referred to herein (the "Conversion Price") in effect immediately after the effective date of such Share Reorganization shall be determined by multiplying the Conversion Price in effect on the day preceding such effective date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such date, and the denominator of which shall be the number of Common Shares outstanding immediately after such effective date, such adjustment to be made successively whenever any Share Reorganization shall occur.

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(2)	The provisions of Article 27.6(4) and (5) shall apply mutatis mutandis to any Series "A" Convertible Preferred Shares which are automatically converted pursuant to Article 27.7(1);

(3)
Upon the Series "A" Convertible Preferred Shares being automatically converted pursuant to the provisions of Article 27.7, all registered holders of Series "A" Convertible Preferred Shares shall be deemed to have become holders of Common Shares of record for all purposes and the Company or the transfer agent for the Series "A" Convertible Preferred Shares shall thereafter send to each registered holder of Series "A" Convertible Preferred Shares notice of the automatic conversion together with a letter of transmittal in the form required by the transfer agent of the Series "A" Convertible Preferred Shares providing for the surrender of the certificates for the Series "A" Convertible Preferred Shares in exchange for certificates for the Common Shares; upon receipt by the said transfer agent of such letter of transmittal duly signed by the person or persons registered in the books of the Company as the holder of the Series "A" Convertible Preferred Shares or their duly authorized attorney accompanying by the certificate or certificates representing such Series "A" Convertible Preferred Shares together with any other duly executed documents required in the letter of transmittal, the Company shall issue certificates for Common Shares at the rate hereinbefore provided and in accordance with the provisions hereof to the registered holders of the Series "A" Convertible Preferred Shares represented by the certificate or certificates accompanying such letter of transmittal, or in such name or names as such registered holder may direct in writing in the letter of transmittal, provided that such registered holder shall pay the required fees for any applicable transfer.

27.8         Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, shareholders holding Series "A" Convertible Preferred Shares shall be ntitled to receive from the assets of the Company an amount equal to, in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, the quotient obtained when the amount of the stated capital account for the Series "A" Convertible Preferred Shares at such time (which amount for each Series "A" Convertible Preferred Share shall be the principal amount of the 5.875% Convertible Bonds issued by the Company which were exchanged for each Series "A" Convertible Preferred Share, together with accrued interest on such principal amount up to the date of distribution of such assets upon liquidation, dissolution or winding up or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, less the amount of any dividend previously paid to the holders of the Series "A" Convertible Preferred Shares) is divided by the number of Series "A" Convertible Preferred Shares then outstanding or, in the case of any liquidation, dissolution, winding up or other distribution which is voluntary, such quotient plus the premium on redemption, if any, applicable at the date thereof, in either case, before any amount shall be paid or any assets of the Company distributed to the holders of any Common Shares or shares of any other class of shares outstanding or to be issued in the future. Upon payment to the holders of the Series "A" Convertible Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Company.

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28.	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SERIES "B" CONVERTIBLE PREFERRED SHARES

28.1         Designation

The second series of Preferred Shares of the Company shall consist of 1,135,050 Preferred Shares, which shares shall be designated as Series "B" Convertible Preferred Shares and which, in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

28.2         Dividends

The Series "B" Convertible Preferred Shares shall rank equally with the Common Shares, the Series "A" Convertible Preferred Shares or any other shares with respect to the payment of dividends.

28.3         Redemption

Notwithstanding the provisions of Article 26.1(2), the Series "B" Convertible Preferred Shares are not redeemable by the Company.

28.4        Purchase for Cancellation

Subject to applicable law and to the provisions of this Article the Company may at any time purchase all or from time to time purchase any part of the then issued and outstanding Series "B" Convertible Preferred Shares for cancellation by any manner whatsoever at the lowest price or prices at which, in the opinion of the directors of the Company, such Series "B" Convertible Preferred Shares are obtainable; where, in response to any invitation for tenders, two or more shareholders submit tenders at the same price and such tenders are accepted by the Company as to part only of the shares offered, the Company shall accept part of the shares offered in each such tender in proportion as nearly as may be as to the total of the number of shares offered in each such tender.

28.5         Conversion Rights

(1)
Subject to all applicable law and to the provisions of this Article and Article 28.5(2), the holder of one or more Series "B" Convertible Preferred Shares shall have the right, at his option at any time on and after the ninety-first day following the date of issue thereof, to convert such Series "B" Convertible Preferred Shares into fully paid and non-assessable Common Shares (as such Common Shares are constituted as at the date of issue of the Series "B" Convertible Preferred Shares) on the basis of one (1) Common Share for each Series "B" Convertible Preferred Shares converted; and

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(2)
The Series "B" Convertible Preferred Shares shall not be convertible pursuant to Article 28.5(1) until the last day of the first period of thirty (30) consecutive trading days during which the Common Shares traded on any of the Vancouver, Toronto or Montreal stock exchanges (or, if the Common Shares are not listed thereon, on such stock exchange or any of such stock exchanges as the Company may then be listed or, if the Common Shares are not listed on any stock exchange, then. on the over-the-counter market) at or above $0.80 per share (or, during which the closing bid price for the Common Shares, if no shares actually traded, was $0.80 per share or higher). For the purposes of this Article 28.5(2), the highest daily price of the Common Shares on any stock exchange or on the over-the-counter market, as the case may be, for any day during the thirty (30) consecutive trading day period shall be deemed to be the trading price for that day. The transfer agent of the Company shall not permit the Series "B" Convertible Preferred Shares to be converted pursuant to Article 28.5(1) unless the Board of Directors of the Company shall have determined in their discretion and confirmed by notice in writing to the transfer agent (the "Confirmation Notice") that the Common Shares of the Company have traded at or above $0.80 per share for a period of thirty (30) consecutive trading days as provided by this Article. Provided that in the event of any sub-division, consolidation, reclassification or change in the Common Shares (any of such events being called a "Share Reorganization.") the trading price referred to herein (the "Trigger Price") in effect immediately after the effective date of such Share Reorganization shall be determined by multiplying the Trigger Price in effect on the day preceding such effective date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such date, and the denominator of which shall be the number of Common Shares outstanding immediately after such effective date, such adjustment to be made successively whenever any Share Reorganization shall occur.

28.6           Exercise of Conversion Rights

(1)
The conversion rights provided for in Article 28.5 may be exercised by notice in writing given to any transfer agent of the Company for the Series "B" Convertible Preferred Shares accompanied by the certificate or certificates representing Series "B" Convertible Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion; such notice shall be duly signed by the persons or person registered on the books of the Company as the holder of Series "B" Convertible Preferred Shares in respect of which such right is being exercised or their duly authorized attorney and shall specify the number of Series "B" Convertible Preferred Shares which the holder desires to have converted; upon the said transfer agent receiving such notice and the Confirmation Notice referred to in Article 28.5(2), the Company shall, issue certificates for Common Shares at the rate hereinbefore provided and in accordance with the provisions hereof to the registered holder of the Series "B" Convertible Preferred Shares represented by the certificate or certificates accompanying such notice, or in such name or names as such registered holders may direct in writing (either in the said notice or otherwise) provided that such registered holder shall pay the required fees for any applicable transfer. If less than all the Series "B" Convertible Preferred Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Series "B" Convertible Preferred Shares comprised in the certificate or certificates surrendered as aforesaid which are not converted;

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(2)
The registered holders of any Series "B" Convertible Preferred Shares at the close of business on the record date for any dividend payable on such shares shall be entitled to such dividend notwithstanding that such shares are converted into Common Shares after such record date and before the payment date of such dividend and the registered holders of the Common Shares resulting from such conversion shall be entitled to rank equally with the registered holders of all other Common Shares or Series "A" Convertible Preferred Shares in respect of all dividends payable to holders of Common Shares or Series "A" Convertible Preferred Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date; subject as aforesaid, upon the conversion of any Series "B" Convertible Preferred Shares there shall be no payment or adjustment by the Company or by any holder of Series "B" Convertible Preferred Shares on account of any dividends either on the Series "B" Convertible Preferred Shares so converted or on the Common Shares resulting from such conversion;

(3)
Subject as hereinafter provided in this sub-clause (3), the right of a holder of Series "B" Convertible Preferred Shares to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of Series "B" Convertible Preferred Shares so converted (or any person or persons in whose name or names any Series "B" Convertible Preferred Shares shall have directed certificates representing Common Shares to be issued as provided in sub-clause (1) hereof) shall be deemed to have become holders of Common Shares of record of the Company for all purposes, on the respective dates of surrender of certificates representing the Series "B" Convertible Preferred Shares to be converted accompanied by notice in writing as provided in sub-clause (1) hereof, notwithstanding any delay in the delivery of certificates representing the Common Shares into which such Series "B" Convertible Preferred Shares have been converted;

(4)

(a)
In the event of any subdivision and/or reclassification and/or change of the Common Shares at any time while any of the Series "B" Convertible Preferred Shares are outstanding into a greater number and/or a different class or classes of shares, the holder of any Series "B" Convertible Preferred Shares exercising the conversion right attaching thereto at any time after such subdivision and/or reclassification and/or change shall be entitled to such additional number and/or different class or classes of shares as would have resulted from such subdivision and/or reclassification and/or change as if the right of conversion had been exercised prior to the date of such subdivision and/or reclassification and/or change;

(b)
In the event of any consolidation and/or reclassification and/or change of the Common Shares at any time while any of the Series "B" Convertible Preferred Shares are outstanding into a lesser number and/or different class or class of shares, the holder of any Series "B" Convertible Preferred Shares exercising the conversion right attaching thereto at any time after such consolidation and/or reclassification and/or change shall be entitled to such lesser number and/or different class or classes of shares as would have resulted from such consolidation and/or reclassification and/or change as if the right of conversion had been exercised prior to the date of such consolidation and/or reclassification and/or change;

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(c)
If the holder of any Series "B" Convertible Preferred Shares shall exercise the conversion right attaching thereto at any time after the payment by the Company of any dividend on the Common Shares payable in Common Shares of the Company or a dividend on the Common Shares payable at the option of the holders thereof either in Common Shares of the Company or in cash, such holder shall be entitled to the number of Common Shares which he would have been entitled to on the exercise of such right of conversion of such Series "B" Convertible Preferred Shares if such dividend had not been paid and, in addition, to such additional number of shares as would have been payable on the Common Shares which would have resulted from the exercise of such right of conversion if they had been outstanding on the record date for the payment of such dividend and if such holder had exercised any such option so as to be entitled to shares and not to cash; and

(d)
if any question shall at any time arise with respect to adjustments of the conversion right as aforesaid, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding upon the Company and all transfer agents and all shareholders of the Company; and

(5)
All shares resulting from any conversion of Series "B" Convertible Preferred Shares into Common Shares shall be fully paid and non-assessable; nothing herein contained shall affect or restrict the right of the Company to increase the number of its Common Shares in accordance with the provisions of the Company Act and to issue such shares from time to time.

28.7         Automatic Conversion

(1)
The Series "B" Convertible Preferred Shares shall be deemed to have been automatically converted into fully paid and non-assessable Common Shares (as such Common Shares are constituted as at the date of issue of the Series "B" Convertible Preferred Shares) on the basis of one (1) Common Share for each Series "B" Convertible Preferred Share converted upon the earlier of:

(a)	November 16, 1995; and

(b)
the last day of the first period of thirty (30) consecutive trading days during which the Common Shares traded on any of the Vancouver, Toronto or Montreal stock exchanges (or, if the Common Shares are not listed thereon, on such stock exchange or on any of such stock exchanges as the Company may then be listed or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market) at or above $4.75 per share (or, during which the closing bid price for the Common Shares, if no shares were actually traded, was $4.75 per share or higher). For the purposes of this Article 28.7(1)(b), the highest daily price of the Common Shares on any such stock exchange or on the over-the-counter market, as the case may be, for any day during the thirty (30) consecutive trading day period shall be deemed to be the trading price for that day. Provided that in the event of any subdivision, consolidation, reclassification or change in the Common Shares, (any of such events being called a "Share Reorganization") the trading price referred to herein (the "Conversion Price") in effect immediately after the effective date of such Share Reorganization shall be determined by multiplying the Conversion Price in effect on the day preceding such effective date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such date, and the denominator of which shall be the number of Common Shares outstanding immediately after such effective date, such adjustment to be made successively whenever any Share Reorganization shall occur.

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(2)	The provisions of Article 28.6(4) and (5) shall apply mutatis mutandis to any Series "B" Convertible Preferred Shares which are automatically converted pursuant to Article 28.7(1);

(3)
Upon the Series "B" Convertible Preferred Shares being automatically converted pursuant to the provisions of Article 28.6, all registered holders of Series "B" Convertible Preferred Shares shall be deemed to have become holders of Common Shares of record for all purposes and the Company or the transfer agent for the Series "B" Convertible Preferred Shares shall thereafter send to each registered holder of Series "B" Convertible Preferred Shares notice of the automatic conversion together with a letter of transmittal in the form required by the transfer agent of the Series "B" Convertible Preferred Shares providing for the surrender of the certificates for the Series "B" Convertible Preferred Shares in exchange for certificates for the Common Shares; upon receipt by the said transfer agent of such letter of transmittal duly signed by the person or persons registered in the books of the Company as the holder of the Series "B" Convertible Preferred Shares or their duly authorized attorney accompanying by the certificate or certificates representing such Series "B" Convertible Preferred Shares together with any other duly executed documents required in the letter of transmittal, the Company shall issue certificates for Common Shares at the rate hereinbefore provided and in accordance with the provisions hereof to the registered holders of the Series "B" Convertible Preferred Shares represented by the certificate or certificates accompanying such letter of transmittal, or in such name or names as such registered holder may direct in writing in the letter of transmittal, provided that such registered holder shall pay the required fees for any applicable transfer.

28.8         Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, members holding Series "B" Convertible Preferred Shares shall be entitled to receive from the assets of the Company after distribution of the amount payable to members holding Series "A" Convertible Preferred Shares pursuant to Article 27.8 an amount equal, to, in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, the quotient obtained when the amount of the stated capital account for the Series "B" Convertible Preferred Shares at such time (which amount for each Series "B" Convertible Preferred Share shall, be the principal amount of the 5.875% Convertible Bonds issued by the Company which were exchanged for each Series "B" Convertible Preferred Share, together with accrued interest on such principal amount up to the date of distribution of such assets upon liquidation, dissolution or winding up or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, less the amount of any dividend previously paid to the holders of the Series "B" Convertible Preferred Shares) is divided by the number of Series "B" Convertible Preferred Shares then outstanding or, in the case of any liquidation, dissolution, winding up or other distribution which is voluntary, such quotient plus the premium on redemption, if any, applicable at the date thereof, in either case, before any amount shall be paid or any assets of the Company distributed to the holders of any Common Shares or shares of any other class of shares outstanding or to be issued in the future other than the Series "A" Convertible Preferred Shares. Upon payment to the holders of the Series "B" Convertible Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Company.

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